Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 26, 2018

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 209 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 209”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Friday, October 12, 2018, with respect to Amendment No. 209. Amendment No. 209 was filed on August 29, 2018 and included disclosure with respect to the SPDR Portfolio Total Stock Market ETF, SPDR Portfolio Large Cap ETF, SPDR Portfolio Small Cal ETF, SPDR Portfolio Short Term Treasury ETF, SPDR Bloomberg Barclays Intermediate Term Treasury ETF, SPDR Bloomberg Barclays Corporate Bond ETF and SPDR Nuveen S&P High Yield Municipal Bond ETF (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information (“SAIs”) filed as part of Amendment No. 209.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 209. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 209.

General Comments

1.

Comment: The Staff notes that each Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that where a comment is made with regard to disclosure in one location in the registration statement it is applicable to all similar disclosure appearing elsewhere in the registration statement. Comments will generally not be repeated.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Registrant acknowledges the Staff’s comment.

2.	Comment: Please update and/or complete any information that is missing or in brackets in the 485(b) registration statement.

Response: The information has been updated and/or completed as requested.

3.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter in advance of the effective date of the registration statement to provide the Staff time to review the responses.

4.

Comment: Please file the license and/or sub-license agreements between the Adviser and each Index Provider, as the Staff views such agreements as material contracts required to be filed pursuant to Item 28(h) of Form N-1A.

Response: The Registrant does not believe that the license agreements between the Adviser and each Index Provider are required to be filed because the Registrant and Funds are not parties to the license agreements and, therefore, has not filed the license agreements as exhibits to the registration statement.

5.	Comment: Please provide a completed draft of each Fund’s fee table and example information.

Response: The finalized fee table and example information that will be included in the final registration statement for each Fund is included in Appendix A to this letter.

6.

Comment: The Staff notes that an index fund/index ETF may not use the index it seeks to track as the primary appropriate broad based securities market index (ABBSMI) required to be reflected in the average annual total returns table. The use of a fund’s benchmark index would undermine the principal expressed in the ABBSMI release. The index used in the table is supposed to provide a point of comparison with the performance of the fund. The practice of using the fund’s benchmark index as the ABBSMI would only provide to the investor an illustration of the amount of tracking error experienced by the fund. However, the fund’s benchmark index could be used as an additional index in the table. See Disclosures of Mutual Fund Performance and Managers, ICA Release No. 19832 (April 6, 1993) and Item 4(b)(2)(iii) of Form N-1A. Please also note that this comment applies to other SPDR index ETFs.

Please also note that a Fund that uses an affiliated index may not use the affiliated index as the Fund’s ABBSMI, pursuant to Instruction 5 of Item 27(b) of Form N-1A, due to the fact that the index is affiliated with the registrant, unless it is both widely recognized and widely used. However, it may be used as an additional index in the table. This comment applies to all SPDR ETFs using affiliated indexes.

Response: The Registrant believes that the Commission has provided funds great latitude in choosing an ABBSMI and, in particular, notes the definition of ABBSMI included in Instruction 5 to Item 27(b)(7) of Form N-1A (“an ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used). The Registrant believes that the ABBSMI chosen for each SPDR index ETF that tracks the performance of an unaffiliated index meets this definition and is therefore consistent with Form N-1A. The Registrant, however, understands the Staff’s concerns included in this comment and will begin to add additional ABBSMI, as appropriate, in future amendments. Due to operational issues and timing concerns, the Registrant notes that it is not possible to include additional ABBSMI in the Registrant’s post-effective amendment related to the annual update filing to be dated October 31, 2018.

The Registrant confirms that each Fund that uses an affiliated index will include an unaffiliated index as its ABBSMI.

Prospectus Comments – SPDR Portfolio Total Stock Market ETF, SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF

7.

Comment: In the “Annual Fund Operating Expenses” table for each Fund, please note that gross management fees and gross acquired fund fees and expenses must be shown in the fee table. Any fee waiver should be represented in a line item with a related footnote that describes the contractual fee waiver. The Staff reminds the Registrant that if the Funds have gross acquired fund fees and expenses of greater than 1 bps, the line item for acquired fund fees and expenses must be shown in the fee table. The Staff notes that the “Management” section in each Prospectus references a contractual fee waiver relating to management fees and acquired fund fees and expenses that will continue until October 31, 2019. See Item 3, Instructions 3(f)(i), 4(a), and 3(e) of Form N-1A. If a Fund is utilizing a contractual fee waiver or expense reimbursement, please include disclosure in the Example table narrative to explain that the example figures reflect such fee waiver or expense reimbursement for the period in which such waiver/reimbursement is in place. This comment applies to all SPDR ETFs.

Response: The Registrant confirms that Funds that have gross acquired fund fees and expenses of greater than 1 bps will include a line item in the Annual Fund Operating Expenses table. In addition, if a Fund is utilizing a contractual fee waiver or expense reimbursement, the Fund will include a line item in the Annual Fund Operating Expenses table with a related footnote, as well as a narrative in the Example table to explain that the example figures reflect such fee waiver or expense reimbursement for the period in which such waiver/reimbursement is in place.

8.

Comment: In “The Fund’s Principal Investment Strategy” section for each Fund, the following disclosure indicates that a Fund may invest its assets in substantially all of the securities represented in its Index in approximately the same proportions as the Index. Please explain how this is consistent with each Fund’s stated sampling strategy. Please also disclose why and under what circumstances a Fund may employ a replication strategy, as the disclosure indicates that the Fund employs a sampling strategy. This comment applies to all SPDR index-based ETFs.

Based on its analysis of these factors, SSGA Funds Management, Inc. (“SSGA FM” or the “Adviser”), the investment adviser to the Fund, may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index.

Response: The Registrant believes the referenced disclosure is appropriate and consistent with the Fund’s investment objective to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Index. The Registrant believes that the use of a sampling strategy permits the Fund to invest in a subset of securities in the Index, but does not preclude the Fund from investing in substantially all of the securities represented in the Index in approximately the same proportions as the Index in instances where the Adviser believes doing so is in the best interest of the Fund. To clarify, the disclosure has been revised as follows:

Based on its analysis of these factors, SSGA Funds Management, Inc. (“SSGA FM” or the “Adviser”), the investment adviser to the Fund, either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index, as determined by the Adviser to be in the best interest of the Fund in pursuing its objective.

9.

Comment: With respect to the following disclosure in “The Fund’s Principal Investment Strategy” section for each Fund, please disclose the reason why each Fund may invest in the securities not included in its underlying index, such as to help the Fund track its underlying index, or the language used in the Fund’s exemptive order relating to this comment. This comment applies to all SPDR index-based ETFs (with references to debt securities rather than equity securities where appropriate).

In addition, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

Response: The Registrant has revised the sentence in “The Fund’s Principal Investment Strategy” for each Fund as follows (with references to “equity securities” replaced with “debt securities” where appropriate):

In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

10.

Comment: With respect to the following disclosure in “The Fund’s Principal Investment Strategy” section for the SPDR Portfolio Small Cap ETF, please confirm that futures contracts and other derivatives are included in the Fund’s 20% basket and are used to help the Fund track its index. Please apply this comment to other Funds and modify it depending upon the type of derivatives used by that Fund.

Futures contracts may be used by the Fund in seeking performance that corresponds to its Index and in managing cash flows.

Response: The Registrant confirms that the derivatives referenced are included in the applicable Funds’ 20% basket and are used to help each Fund track its Index and to manage cash flows.

11.

Comment: In “The Fund’s Principal Investment Strategy” section for each Fund, please state that each Fund will be concentrated in an industry or groups of industries to the same extent that its Index is concentrated in an industry or group of industries and include a concentration risk factor in the principal risks section for each Fund. This comment applies to all SPDR index-based ETFs.

Response: The Registrant has revised the second paragraph of “The Fund’s Principal Investment Strategy” section for each Fund as follows:

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index. In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser). In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent the Index concentrates in a particular industry or group of industries.

With respect to a concentration risk factor, the Registrant notes that the “Principal Risks of Investing in the Fund” sections generally include risk disclosure related to the sector or sectors that comprise a significant portion of an Index as of a certain date.

12.

Comment: Please review the index methodology for each Fund’s benchmark index and revise the disclosure in plain English. For example, with respect to the SPDR Portfolio Total Stock Market ETF, the definition of a free float ratio and the definition of float adjusted market capitalization.

Response: The second and third sentences in the third paragraph in “The Fund’s Principal Investment Strategy” section for each applicable Fund has been revised as follows:

The investible universe comprises all equity securities listed on major U.S. exchanges that are issued by companies either incorporated or headquartered in the U.S. and meet the following criteria as of the Index rebalance determination date: (i) a share price of at least $1.00, but not greater than $10,000; (ii) issued by a company with a total market capitalization of at least $100 million; and (iii) a free float ratio (percentage of common shares outstanding readily available in the market) of at least 25%. Additionally, securities included in the investible universe must meet the following minimum liquidity requirements during the six months leading up to the rebalance determination date: (i) the sum of the monthly median traded value divided by the month end security level free-float market capitalization (calculated by multiplying the number of shares readily available in the market by the price of such shares) is at least 10%; and (ii) the number of active trading days divided by the number of available trading days is at least 90%. The Index includes all securities in the investible universe.

13.

Comment: In the discussion of “Derivatives Risk” in the “Additional Risk Information” section, please tailor the disclosure to discuss the derivatives to be used by the Funds. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: The Registrant has added specific derivatives risk disclosure to the “Additional Risk Information” section of the prospectus.

14.

Comment: Please include the following risks currently listed as non-principal risks as principal risks of each Fund in Items 4 and 9 or explain why these risks are not principal risks for an ETF. This comment applies to all SPDR ETFs.

a.	Authorized Participants, Market Makers and Liquidity Providers Concentration Risk

b.	Trading Issues

c.	Costs of Buying and Selling Shares

d.	Fluctuation of Net Asset Value, Share Premiums and Discounts

Response: The Adviser notes that, based on its over twenty years of experience managing ETFs, it does not consider the issues discussed in “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” or “Trading Issues” to be principal risks of the Funds that are likely to have a material impact on shareholders. During that twenty years, we have experienced the largest market downturn since the Great Depression, broker-dealers and market makers go under, yet have not experienced a period where there was a problem due to limited authorized participants, market makers and liquidity providers. As a result, the Registrant believes the inclusion of the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion as a non-principal risk is appropriate. In addition, the Registrant notes the discussion of “Costs of Buying and Selling Shares” presents factual information related to costs shareholders may incur when buying shares of the Funds, and the Registrant does not consider such factual information to be a principal risk of the Funds.

With respect to “Fluctuation of Net Asset Value, Share Premiums and Discounts,” the Registrant intends to begin adding related disclosure to the “Principal Risks of Investing in the Fund” sections in future amendments. Due to timing concerns, the Registrant notes that it is not possible to include this disclosure in the Registrant’s post-effective amendment related to the annual update filing to be dated October 31, 2018.

15.

Comment: For the SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF, please disclose the market capitalization range of companies comprising the respective Index in “The Fund’s Principal Investment Strategy” section. In doing so, consider noting that the range is provided as of a particular date and may change over time.

Response: Because the market capitalization range of companies eligible for and included in the Index is not specifically defined and may vary at any particular time, including a market capitalization range as of a certain date may be confusing when read at a later date and, therefore, the requested disclosure has not been included.

16.

Comment: In “The Fund’s Principal Investment Strategy” section for the SPDR Portfolio Large Cap ETF, the Staff notes the following disclosure included in “The Fund’s Principal Investment Strategy” section:

The Index includes the securities of companies whose cumulative total market cap represents approximately the top 90% of the investible universe.

Please clarify this sentence or accompanying disclosure to indicate whether this is a secondary requirement that is in addition to those requirements for inclusion in the investible universe disclosed earlier in “The Fund’s Principal Investment Strategy” section. Otherwise, this sentence could be read to mean that the Index potentially includes companies representing all market capitalizations in the investible universe.

Response: The Registrant confirms the noted sentence is a requirement of the Index methodology. The Registrant believes this is clear when the sentence is read together with the two sentences immediately preceding the noted sentence in “The Fund’s Principal Investment Strategy” section describing the investible universe screens (included below). The Registrant notes that the Index is designed to be similar to the Russell 1000 Index, a widely-recognized indicator of large-cap stock performance.

The investible universe of the Index comprises all equity securities listed on major U.S. exchanges that are listed by companies either incorporated or headquartered in the U.S. and meet the following criteria as of the Index rebalance determination date: (i) a share price of at least $1.00, but not greater than $10,000; (ii) issued by a company with a total market capitalization of at least $100 million; and (iii) a free float ratio of at least 25%. Additionally, securities included in the investible universe of the Index must meet the following minimum liquidity requirements during the six months leading up to the rebalance determination date: (i) the sum of the monthly median traded value divided by the month end security level free-float market capitalization is at least 10%; and (ii) the number of active trading days divided by the number of available trading days is at least 90%. The Index includes the securities of companies whose cumulative total market cap represents approximately the top 90% of the investible universe.

17.

Comment: In “The Fund’s Principal Investment Strategy” section for the SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF, please include an 80% policy for each Fund, as companies whose names suggest a particular market capitalization, such as small-, mid- or large-capitalization, are subject to the 80% policy requirement of the Names Rule. See Names Rule Adopting Release at Note 42.

Response: The Registrant has included disclosure noting an 80% policy for certain Funds to the “Principal Strategies” discussion within the “Additional Strategies Information” section. The Registrant has also added an 80% policy to the “Investment Restrictions” section of the SAI for each of the SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF in response to Comment 23.

18.

Comment: With respect to the SPDR Portfolio Small Cap ETF, please disclose whether the Fund is invested in micro-cap companies. If so, please include corresponding risk disclosure. The Staff notes that the Index methodology would appear to include micro-capitalization companies.

Response: The Registrant confirms that the Fund’s investments in securities of micro-capitalization companies does not rise to the level of a material risk, and, therefore, believes the current disclosure is appropriate.

19.	Comment: The Staff notes the following disclosure included in “The Fund’s Principal Investment Strategy” section for the SPDR Portfolio Small Cap ETF:

The Index includes the securities of companies whose cumulative total market cap represents approximately the bottom 10% of the investible universe.

Please clarify this sentence or accompanying disclosure to indicate whether this is a secondary requirement that is in addition to those requirements for inclusion in the investible universe disclosed earlier in “The Fund’s Principal Investment Strategy” section. Otherwise, this sentence could be read to mean that the Index potentially includes companies representing all market capitalizations in the investible universe.

Response: The Registrant confirms the noted sentence is a requirement of the Index methodology. The Registrant believes this is clear when the sentence is read together with the two sentences immediately preceding the noted sentence in “The Fund’s Principal Investment Strategy” section describing the investible universe screens (included below). The Registrant notes that the Index is designed to be similar to the Russell 2000 Index, a widely-recognized indicator of small-cap stock performance.

The investible universe of the Index comprises all equity securities listed on major U.S. exchanges issued by companies that are either incorporated or headquartered in the U.S. and meet the following criteria as of the Index rebalance determination date: (i) a share price of at least $1.00, but not greater than $10,000; (ii) issued by a company with a total market capitalization of at least $100 million; and (iii) a free float ratio of at least 25%. Additionally, securities included in the investible universe of the Index must meet the following minimum liquidity requirements during the six months leading up to the rebalance determination date: (i) the sum of the monthly median traded value divided by the month end security level free-float market capitalization is at least 10%; and (ii) the number of active trading days divided by the number of available trading days is at least 90%. The Index includes the securities of companies whose cumulative total market cap represents approximately the bottom 10% of the investible universe.

20.

Comment: The Staff notes that each Fund’s Item 4 disclosure indicates it will use a sampling strategy. However, the following disclosure included in the “Indexing Strategy/Index Tracking Risk” discussion in the “Additional Risk Information” section in Item 9 indicates that each Fund will seek to replicate index returns. Please address this apparent inconsistency. This comment applies to all SPDR index-based ETFs.

Each Fund will seek to replicate Index returns, regardless of the current or projected performance of the Index or of the actual securities comprising the Index.

Response: The Registrant believes the current disclosure is appropriate. The Registrant confirms that each Fund seeks to replicate the returns of its respective Index, consistent with the noted disclosure.

SAI Comments (SPDR Portfolio Total Stock Market ETF, SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF)

21.

Comment: In the “Concentration” discussion in the “Investment Policies” section, please clarify the meaning of the term “generally” in the sentence below, as it is not part of each Fund’s concentration policy. This comment applies to all SPDR index-based ETFs.

Each Fund’s investments will generally be concentrated in a particular industry or group of industries to the extent that the Fund’s underlying Index is concentrated in a particular industry or group of industries.

Response: The disclosure has been replaced with the following for consistency with the Fund’s concentration policy:

Each Fund will concentrate its investments in securities of issuers in the same industry as may be necessary to approximate the composition of the Fund’s underlying Index.

22.

Comment: In the “Investment Restrictions” section, with respect to the concentration restriction, the Staff understands that shareholder approval is needed to change the fundamental policies of the Fund. However, if in the future there is an opportunity to change this policy, please consider revising the disclosure as follows. There should be no discretion in a concentration policy as evidenced by the phrase “except as may be necessary.” This comment applies to all SPDR index-based ETFs.

Each Fund may not concentrate its investments in securities of issuers in the same industry, except ~~as may be necessary to approximate the composition of the Fund’s underlying Index~~. that it will be concentrated to the same extent as the Fund’s underlying Index.

Response: The Registrant believes the current investment restriction is appropriate. Each Fund may use a sampling strategy where it may not be possible or practical to purchase all of the securities in the benchmark Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index). These circumstances, which are outside the Funds’ control, may prevent each Fund from investing in all of the securities included in its Index or in the same proportion as the Index. As a result, it is possible a Fund’s exposure to certain industries may differ from that of the Index. However, a Fund will only be concentrated if its Index is so concentrated.

23.	Comment: In the “Investment Restrictions” section, please include Rule 35d-1 non-fundamental 80% policies for the SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF.

Response: The Registrant has added Rule 35d-1 non-fundamental 80% policies for the SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF to the “Investment Restrictions” section of the SAI.

24.	Comment: In the “Codes of Ethics” discussion, please clarify that the Codes of Ethics were adopted under Rule 17j-1 consistent with Item 17(e) of Form N-1A. This comment applies to all SPDR ETFs.

Response: The Registrant has updated the disclosure as requested.

25.

Comment: The following disclosure included in the “Fund Deposit” discussion in the “Purchase and Redemption of Creation Units” section indicates that the Funds may impose early cut-off times for orders to create or redeem creation units. Please revise the disclosure in this paragraph to indicate that the Funds’ portfolio holdings or basket of assets will be made publicly available sufficiently in advance of the early cut-off time so that an authorized participant has the opportunity to evaluate the portfolio holdings or basket of assets and decide whether to submit an order to purchase or redeem a creation unit. This comment applies to all SPDR ETFs including such disclosure.

The Custodian, through NSCC, makes available on each Business Day, immediately prior to the opening of business on the Exchange (currently 9:30 a.m., Eastern time), the list of the names and the required number of shares of each Deposit Security or the required amount of Deposit Cash, as applicable, to be included in the current Fund Deposit (based on information at the end of the previous Business Day) for a Fund. Such Fund Deposit is subject to any applicable adjustments as described below, in order to effect purchases of Creation Units of a Fund until such time as the next-announced composition of the Deposit Securities or the required amount of Deposit Cash, as applicable, is made available.

Response: Consistent with the discussion between certain members of the Staff and Morgan, Lewis & Bockius LLP on Friday, September 7, 2018, the Registrant will wait to address this comment until after the proposed ETF Rule (Investment Company Act Release No. 33140 (June 28, 2018)) is finalized, adopted and in effect.

26.

Comment: The following disclosure included in the “Required Early Acceptance of Orders” discussion in the “Purchase and Redemption of Creation Units” section indicates that the Funds may impose early cut-off times for orders. Please revise the disclosure to indicate that any early cut-off time for acceptance of creation unit purchase and redemption orders relating to the following day must be after the calculation of the prior day’s net asset value. For example, if the net asset value is calculated each day at 4:00 p.m., the early cut-off for orders relating to the next day and receiving the next day’s net asset value must be placed after 4:00 p.m. on the prior day. This comment applies to all SPDR ETFs including such disclosure.

REQUIRED EARLY ACCEPTANCE OF ORDERS. Notwithstanding the foregoing, as described in the Participant Agreement and/or applicable order form, certain Funds may require orders to be placed up to one or more Business Days prior to the trade date, as described in the Participant Agreement or the applicable order form, in order to receive the trade date’s net asset value. Orders to purchase Fund Shares of such Funds that are submitted on the Business Day immediately preceding a holiday or a day (other than a weekend) that the equity markets in the relevant foreign market are closed may not be accepted. Authorized Participants may be notified that the cut-off time for an order may be earlier on a particular Business Day, as described in the Participant Agreement and the applicable order form.

Response: The Registrant has updated the disclosure as requested.

Prospectus Comments – SPDR Portfolio Short Term Treasury ETF, SPDR Bloomberg Barclays Intermediate Term Treasury ETF, SPDR Bloomberg Barclays Corporate Bond ETF and SPDR Nuveen S&P High Yield Municipal Bond ETF

27.

Comment: For the SPDR Portfolio Short Term Treasury ETF and SPDR Bloomberg Barclays Intermediate Term Treasury ETF, please specify in “The Fund’s Principal Investment Strategy” section how often each Fund’s Index is rebalanced and reconstituted. For the SPDR Bloomberg Barclays Corporate Bond ETF and SPDR Nuveen S&P High Yield Municipal Bond ETF, please specify how often each Fund’s Index is reconstituted (if different from how often the Index is rebalanced).

Response: With respect to the SPDR Portfolio Short Term Treasury ETF and SPDR Bloomberg Barclays Intermediate Term Treasury ETF, the Registrant notes the following disclosure currently included in each “The Fund’s Principal Investment Strategy” section:

The Index is market capitalization weighted and the securities in the Index are updated on the last business day of each month.

With respect to the SPDR Bloomberg Barclays Corporate Bond ETF and SPDR Nuveen S&P High Yield Municipal Bond ETF, the Registrant confirms the respective Index is both rebalanced and reconstituted monthly.

28.

Comment: With respect to the SPDR Portfolio Short Term Treasury ETF and SPDR Bloomberg Barclays Intermediate Term Treasury ETF, please disclose in each Fund’s “The Fund’s Principal Investment Strategy” section the dollar-weighted average maturity of each Fund’s portfolio. See Names Rule Adopting Release at Notes 45-47 and accompanying text; See also Names Rule FAQ at Q.11.

Response: The Registrant has added the requested disclosure.

29.

Comment: With respect to the SPDR Portfolio Short Term Treasury ETF and SPDR Bloomberg Barclays Intermediate Term Treasury ETF, please disclose in each Fund’s “The Fund’s Principal Investment Strategy” section the 80% policy reflected in the SAI that each Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in U.S. Treasury Securities.

Response: The Registrant believes the current disclosure included in the Prospectus is appropriate. The “Additional Strategies Information” section in the Prospectus currently notes that these Funds have adopted non-fundamental investment policies to invest at least 80% of their net assets, plus the amount of borrowings for investment purposes, in investments suggested by their respective name, measured at the time of investment. In addition, the Registrant notes that “The Fund’s Principal Investment Strategy” section for each of the SPDR Portfolio Short Term Treasury ETF and SPDR Bloomberg Barclays Intermediate Term Treasury ETF states that the Fund will invest substantially all, but at least 80%, of its total assets in the securities comprising the Index or in securities that the Adviser determines have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index, and that the Index includes U.S. Treasury securities.

30.

Comment: With respect to the SPDR Portfolio Short Term Treasury ETF and SPDR Nuveen S&P High Yield Municipal Bond ETF, please briefly explain the concept of duration in Item 4 and provide an example of duration in Item 4 or Item 9. For example, if a Fund has a duration of 3 years, and interest rates increase by 1%, then the Fund would decline in value by approximately 3%.

Response: The Registrant notes that the “Interest Rate Risk” discussion currently included in the “Principal Risks” section in Item 9, which is a principal risk for each Fund, includes an example of duration. The Registrant has revised the disclosure as follows to include an explanation of the concept of duration:

Interest Rate Risk. Interest rate risk is the risk that the securities held by a Fund will decline in value because of increases in market interest rates. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Debt securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter durations. For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates. Falling interest rates also create the potential for a decline in a Fund’s income and yield. Interest-only and principal-only securities are especially sensitive to interest rate changes, which can affect not only their prices but can also change the income flows and repayment assumptions about those investments. Variable and floating rate securities also generally increase or decrease in value in response to changes in interest rates, although generally to a lesser degree than fixed-rate securities. A substantial increase in interest rates may also have an adverse impact on the liquidity of a security, especially those with longer durations. In recent years, the U.S. has experienced low interest rate levels. However, interest rates have begun to rise. In addition, economic recovery and the ending of the Federal Reserve Board’s quantitative easing program increase the likelihood that interest rates will continue to rise in the future. Changes in governmental policy, including changes in central bank monetary policy, could cause interest rates to rise rapidly, or cause investors to expect a rapid rise in interest rates. This could lead to heightened levels of interest rate, volatility and liquidity risks for the fixed income markets generally and could have a substantial and immediate effect on the values of a Fund’s investments.

31.

Comment: With respect to the SPDR Bloomberg Barclays Corporate Bond ETF, please disclose in “The Fund’s Principal Investment Strategy” section the 80% policy reflected in the SAI that the Fund will invest at least 80% of its nets assets, plus any borrowings for investment purposes, in corporate bonds.

Response: Please see the response to Comment 29.

32.

Comment: With respect to the SPDR Bloomberg Barclays Corporate Bond ETF, please disclose the actual industries or groups of industries in which a Fund is principally invested, including related risk factors and delete incorrect or bracketed disclosure. Please also ensure that all principal risks are represented by corresponding principal strategy disclosure, such as investment in utilities. Please apply this comment to other Funds, as applicable.

Response: The Registrant confirms updated strategy and risk disclosure will be included with respect to sectors that represent a significant portion of an Index as of a certain date.

33.

Comment: The Staff notes the following disclosure included in “The Fund’s Principal Investment Strategy” section for the SPDR Bloomberg Barclays Corporate Bond ETF. Per the Staff’s prior comments to the Registrant, please disclose all actual derivatives the Fund is using in its principal strategies, their purpose, and tailor the risk factors to such derivatives. For this Fund, please tailor the Derivative Risk discussion to credit default swaps and credit default index swaps.

The Fund may use derivatives, including credit default swaps and credit default index swaps, to obtain investment exposure that the Adviser expects to correlate closely with the Index, or a portion of the Index, and in managing cash flows.

Response: As noted in response to Comment 13, the Registrant has added specific derivatives risk disclosure to the “Additional Risk Information” section of the prospectus.

34.

Comment: With respect to the SPDR Nuveen S&P High Yield Municipal Bond ETF, in the footnote to the “Annual Fund Operating Expenses” table discussing the contractual waiver/reimbursement, please clarify the reference to “any fees and expenses not paid by the Adviser” in the following disclosure:

[SSGA Funds Management, Inc. (the “Adviser”) has contractually agreed to waive its management fee and reimburse certain expenses, until October 31, 2019, so that the net annual Fund operating expenses, before application of any fees and expenses not paid by the Adviser pursuant to the Investment Advisory Agreement, if any, are limited to [0.45]% of the Fund’s average daily net assets. The contractual fee waiver does not provide for the recoupment by the Adviser of any fees the Adviser previously waived. The Adviser may continue the waiver and/or reimbursement from year to year, but there is no guarantee that the Adviser will do so and the waiver and/or reimbursement may be cancelled or modified at any time after October 31, 2019. This waiver and/or reimbursement may not be terminated prior to October 31, 2019 except with the approval of the Fund’s Board of Trustees.]

Response: The Registrant believes the disclosure included in the referenced footnote is appropriate. The Registrant notes that fees and expenses not paid by the Adviser are disclosed in the following disclosure included in the “Management” section of the Prospectus:

The Adviser pays all expenses of each Fund other than the management fee, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses, acquired fund fees and expenses and other extraordinary expenses.

35.

Comment: With respect to the SPDR Nuveen S&P High Yield Municipal Bond ETF, please revise the following disclosure included in the “The Fund’s Principal Investment Strategy” section as follows. Please also ensure that the Fund’s 80% policy included in the SAI matches this disclosure.

Additionally, the Fund intends to invest, under normal circumstances, at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments the income of which is exempt from Federal income tax

Response: The Registrant has made the requested change.

36.

Comment: With respect to the SPDR Nuveen S&P High Yield Municipal Bond ETF, per the Staff’s prior comments on principal risks and corresponding principal strategy disclosure, please disclose in “The Fund’s Principal Investment Strategy” section that the Fund will principally invest in Puerto Rican municipal securities.

Response: The Registrant confirms that the Fund will not be principally invested in Puerto Rican municipal securities and has removed the related risk.

37.	Comment: Please explain the concept of “dated date” in plain English in “The Fund’s Principal Investment Strategy” section of the SPDR Nuveen S&P High Yield Municipal Bond ETF.

Response: The Registrant has revised the relevant sentence in “The Fund’s Principal Investment Strategy” section as follows:

Prior to July 2, 2018, new additions to the Index were required to have a dated date (i.e., the date when interest begins to accrue) later than December 31, 2010.

SAI Comments – SPDR Portfolio Short Term Treasury ETF, SPDR Bloomberg Barclays Intermediate Term Treasury ETF, SPDR Bloomberg Barclays Corporate Bond ETF and SPDR Nuveen S&P High Yield Municipal Bond ETF:

38.

Comment: In the “Investment Restrictions” section, the Staff notes the SPDR Bloomberg Barclays Corporate Bond ETF has adopted two non-fundamental Rule 35d-1 80% policies: one for debt securities and one for corporate bonds. The Staff believes the Fund only needs to adopt a non-fundamental policy for investments in corporate bonds.

Response: The Registrant understands that a separate Rule 35d-1 policy for debt securities may not be necessary. The Registrant notes that by its terms, removing this policy would require 60 days’ notice to shareholders. The Registrant is concerned providing such notice may cause shareholders confusion and, therefore, has decided not to remove this policy at this time.

39.

Comment: In the “Investment Restrictions” section, the Staff notes the SPDR Nuveen S&P High Yield Municipal Bond ETF has adopted a fundamental Rule 35d-1 80% policy with respect to investments the income of which is exempt from federal income tax and a non-fundamental Rule 35d-1 80% policy with respect to investments in debt securities. The Staff believes the Fund only needs to adopt a fundamental policy for investments the income of which is exempt from federal income tax.

Response: The Registrant notes that by its terms, removing this policy would require 60 days’ notice to shareholders. The Registrant is concerned providing such notice may cause shareholders confusion and, therefore, has decided not to remove this policy at this time.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.

Appendix A

SPDR Portfolio Total Stock Market ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees[1]	0.03%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.03%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$3	$10	$17	$39

SPDR Portfolio Large Cap ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees[1]	0.03%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.03%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$3	$10	$17	$39

SPDR Portfolio Small Cap ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees[1]	0.05%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.05%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$5	$16	$28	$64

SPDR Portfolio Short Term Treasury ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees[1]	0.06%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.06%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$6	$19	$34	$77

SPDR Bloomberg Barclays Intermediate Term Treasury ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.10%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.10%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$10	$32	$56	$128

SPDR Bloomberg Barclays Corporate Bond ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees[1]	0.06%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.06%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$6	$19	$34	$77

SPDR Nuveen S&P High Yield Municipal Bond ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.35%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.35%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$36	$113	$197	$443